UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

JR Shinjuku Miraina Tower, 23rd Floor

4-1-6 Shinjuku

Shinjuku-ku, Tokyo, 160-0022, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

August 3, 2020	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

[Reference translation – in case of any discrepancy, the original Japanese version shall prevail.]

August 3, 2020

Press Release
Company Name: Z Holdings Corporation
Representative: Kentaro Kawabe,
President and Representative Director
(Code number: 4689 First Section, Tokyo Stock Exchange)
Inquiries: Ryosuke Sakaue,
Managing Executive Officer and Chief Financial Officer
TEL: 03-6779-4900

Company Name: LINE Corporation
Representative: Takeshi Idezawa,
President and Representative Director
(Code number: 3938 First Section, Tokyo Stock Exchange)
Inquiries: Investor Relations
TEL: 03-4316-2050

Company Name: SoftBank Corp.
Representative: Ken Miyauchi,
Representative Director, President & CEO
(Code number: 9434 First Section, Tokyo Stock Exchange)
Inquiries: Takashi Naito,
Executive Officer, General Manager of Finance & Accounting Division
TEL: 03-6889-2000

Company Name: NAVER Corporation
Representative: Han Seong Sook, CEO
Inquiries: Kim Min, IR Leader
(E-Mail: dl_IR@navercorp.com)

Announcement Regarding Schedule for Implementation of the Business Integration

Z Holdings Corporation, a consolidated subsidiary of SoftBank Corp. (President and Representative Director: Kentaro Kawabe, “ZHD”), LINE Corporation, a consolidated subsidiary of NAVER Corporation (President and Representative Director: Takeshi Idezawa, “LINE”), SoftBank Corp. (Representative Director, President & CEO: Ken Miyauchi, “SoftBank”) and NAVER Corporation (President & CEO: Han Seong-sook, “NAVER”) (ZHD, LINE, SoftBank and NAVER are collectively referred to as the “Four Companies”), have respectively announced the schedules for the business integration of ZHD and LINE (the “Business Integration”) and implementation thereof in the press release by ZHD and LINE entitled “Announcement Regarding Definitive Agreement on Business Integration” dated December 23, 2019 and the press release by SoftBank and NAVER entitled “Notice Concerning Entry into a Definitive Agreement Relating to the Business Integration of Z Holdings Corporation (Securities Code: 4689) and LINE Corporation (Securities Code: 3938)” of the same date.

The Four Companies have also announced in their press release entitled “Announcement Regarding Progress Toward Implementation of the Business Integration” dated June 30, 2020, that the completion of the Business Integration was expected to fall behind the original target (October 2020). Today, the Four Companies hereby inform you as follows of the schedule for implementation of the Business Integration anticipated as of today, as a result of the decision by SoftBank and NAVER J. Hub Corporation, a wholly-owned subsidiary of NAVER (“NAVER J. Hub,” and together with NAVER, the “NAVER Parties”) (NAVER J. Hub and SoftBank collectively, the “Tender Offerors”), to commence tender offers in Japan and the United States (the “Joint Tender Offer”) to take LINE private, which will be jointly conducted by the Tender Offerors as a part of a series of transactions to achieve the Business Integration. For detailed information concerning the commencement of the Joint Tender Offer, please refer to the press release by the Tender Offerors entitled “Notice Concerning the Commencement of the Joint Tender Offer for Shares of LINE Corporation (Securities Code: 3938)” dated today.

In relation to the Corporate Demerger (Note 1) and the Share Exchange (Note 2), LINE and LINE Demerger Preparatory Company (“LINE Successor”) have executed an amendment agreement to the corporate demerger agreement dated January 31, 2020 to change the effective date of the Corporate Demerger to February 28, 2021, and ZHD and LINE Successor have executed an amendment agreement to the share exchange agreement dated January 31, 2020 to change the effective date of the Share Exchange to March 1, 2021, with intentions to change each such date according to the schedule for implementation of the Business Integration anticipated as of today. We will make further announcement if effective dates of the Corporate Demerger and the Share Exchange need to be changed.

(Note 1)

“Corporate Demerger” means the absorption-type demerger in which LINE Successor succeeds to all of the businesses of LINE (excluding ZHD shares and any contractual status of the agreements LINE has executed in connection with the Business Integration and other rights and obligations as provided for in the corporate demerger agreement), conducted as a part of a series of transactions to achieve the Business Integration.

(Note 2)

“Share Exchange” means the share exchange in which ZHD will become the wholly-owning parent company and LINE Successor will become the wholly-owned subsidiary, in exchange for ZHD shares as consideration, conducted as a part of a series of transactions to achieve the Business Integration.

Schedule of Business Integration

Commencement of the Joint Tender Offer	August 4, 2020
Commencement of ZHD Share Tender Offer (target) (Note 3)	around January 2021
General meeting of shareholders for approval of the merger agreement for the Merger (target) (Notes 4, 5 and 6)	around February 2021
General meeting of shareholders for approval of the corporate demerger agreement for the Corporate Demerger (target) (Notes 5 and 6)	around February 2021
Effective date of the Merger (target)	around March 2021
Effective date of the Corporate Demerger (target)	around March 2021
Effective date of the Share Exchange (target)	around March 2021

(Note 3)

“ZHD Share Tender Offer” means the tender offer by LINE for acquiring all of the shares of ZHD owned by Shiodome Z Holdings GK (Shiodome Z Holdings Co., Ltd. effected an entity conversion into a limited liability company (goudou kaisha) as of March 31, 2020, and its trade name has changed to

“Shiodome Z Holdings GK”) (“Shiodome Z Holdings”), a consolidated subsidiary of SoftBank, conducted as a part of a series of transactions to achieve the Business Integration. ZHD Share Tender Offer will not, directly or indirectly, be conducted in the United States, or for or for the interest of the shareholders in the United States who are clearly excluded from ZHD Share Tender Offer.

(Note 4)

“Merger” means the absorption-type merger in which LINE will be the surviving company and Shiodome Z Holdings will be the absorbed company, conducted as a part of a series of transactions to achieve the Business Integration.

(Note 5)

“General meeting of shareholders for approval of the merger agreement for the Merger (target)” and “General meeting of shareholders for approval of the corporate demerger agreement for the Corporate Demerger (target)” are general meetings of shareholders to be held by LINE.

(Note 6)

LINE will hold the General meeting of shareholders for approval of the merger agreement for the Merger and the General meeting of shareholders for approval of the corporate demerger agreement for the Corporate Demerger, respectively, after SoftBank and the NAVER Parties become the only shareholders of LINE as a result of completion of the squeeze-out process through a reverse share demerger or other means in order to make SoftBank and the NAVER Parties the only shareholders of LINE and to take LINE private.

Additional Information for U.S. Investors regarding the Joint Tender Offer

In the United States, LINE will file a Solicitation/Recommendation Statement with the U.S. Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 following commencement of a tender offer for securities of LINE within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934. Copies of the Schedule 14D-9 and other related documents filed by LINE, including a Transaction Statement on Schedule 13E-3 that is filed together with SoftBank and the NAVER Parties, will be available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by SoftBank and the NAVER Parties in any such tender offer, including a Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website. Holders of the securities of LINE that are subject to any such tender offer are advised to read these documents when they become available as they will contain important information about the tender offer.

The respective financial advisors of SoftBank, the NAVER Parties, ZHD, LINE or the Special Committee of LINE as well as the tender offer agent(s) (including their affiliates) may, in the ordinary course of their business, engage in the purchase of the common shares of LINE, or act in preparation for such purchase, for their own account or for their customers’ account before or during the purchase period for the Joint Tender Offer in accordance with the requirements of Rule 14e-5(b) under the U.S. Securities Exchange Act of 1934 and to the extent permitted under Japanese financial instruments and exchange regulations and other applicable laws and ordinances. If any information concerning such purchase is disclosed in Japan, the relevant financial advisor or tender offer agent who conducted such purchase will disclose such information on its English website (or by any other means of public disclosure).

Forward-Looking Statements

This press release contains forward-looking statements with respect to SoftBank’s, the NAVER Parties’, ZHD’s and LINE’s current plans, estimates, strategies and beliefs, including, without limitation, the statements made concerning the Joint Tender Offer and the Business Integration. Forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “aim,” “plan,” “likely to,” “target,” “contemplate,” “predict,” “potential” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to SoftBank, the NAVER Parties, ZHD and

LINE, speak only as of the date hereof and are based on their respective current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond their control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and neither SoftBank, the NAVER Parties, ZHD nor LINE intends to update any of these forward-looking statements. Risks and uncertainties that might affect SoftBank, the NAVER Parties, ZHD, LINE, the Joint Tender Offer or the Business Integration include, but are not limited to, those relating to:

•	whether the Joint Tender Offer will close;

•

obtaining the requisite consents to the Business Integration, including, without limitation, the risk that a regulatory approval that may be required for the Business Integration is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	whether the conditions for the Business Integration will be satisfied or waived;

•

the possibility that, prior to the completion of the Business Integration, ZHD’s and LINE’s businesses and their relationships with employees, collaborators, vendors and other business partners may experience significant disruption due to transaction-related uncertainty;

•	shareholder litigation in connection with the Joint Tender Offer or the Business Integration potentially resulting in significant costs of defense, indemnification and liability; and

•

the risks and uncertainties pertaining to ZHD’s and LINE’s businesses, including in LINE’s case those detailed under “Risk Factors” and elsewhere in LINE’s public periodic filings with the SEC, as well as those detailed in the tender offer materials that may be filed by SoftBank and the NAVER Parties, the Solicitation / Recommendation Statement that may be filed by LINE, and the Transaction Statement that may be filed, all in connection with the Joint Tender Offer or the Business Integration if they are commenced.

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